1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

June 19, 2020

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 791 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to Katherine Shorey and me of Dechert LLP during a telephonic discussion on April 6, 2020 with respect to your review of Post-Effective Amendment No. 791 (“PEA No. 791”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on February 18, 2020. PEA No. 791 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering Class A, Class C, Institutional, Investor, Class P, Class R and Class R6 Shares of the Goldman Sachs Clean Energy Income Fund (the “Fund”), a new series of the Registrant. We have reproduced your comments below, followed by the Fund’s responses. Capitalized terms have the meanings attributed to such terms in the Registrant’s registration statement.

Prospectus

1.	Comment: Please provide the completed “Annual Fund Operating Expenses” table and “Expense Example” table for the Staff’s review.

Response: The Fund confirms that it will include completed “Annual Fund Operating Expenses” and “Expense Example” tables in the Fund’s filing pursuant to Rule 485(b) under the Securities Act of 1933. The Fund has also included the “Annual Fund Operating Expenses” and “Expense Example” tables as Exhibit 1 to this letter.

2.

Comment: Please indicate whether “Acquired Fund Fees and Expenses” should be included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies.

June 19, 2020 Page 2

Response: The Fund hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

3.

Comment: Please indicate whether “Income Expenses” and “Deferred Income Expenses” should be included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in master limited partnerships (“MLPs”).

Response: The Fund intends to elect to be treated as a Regulated Investment Company (“RIC”) for tax purposes. As a RIC, the Fund is permitted to deduct its dividends paid and, therefore, is generally not subject to income tax to the extent it timely distributes to shareholders all net investment income and net realized gains. As the Fund intends to continue timely making such distributions, the Fund does not anticipate being subject to any income tax expenses or tax-deferred income expense. Accordingly, the Fund does not believe that line items for “Income Expense” or “Deferred Income Expense” are appropriate to include in the Fund’s “Annual Fund Operating Expenses” table.

4.	Comment: Please confirm whether the Fund will invest in non-clean energy securities and if so, please revise the Fund’s principal investment strategy accordingly.

Response: The Fund expects that some issuers of securities that satisfy the Fund’s 80% investment policy (e.g., certain issuers included within its benchmark indices) are clean energy companies that also have operations that involve non-clean energy. These include companies that the Investment Adviser believes are involved in the transition to a more sustainable energy sector. Accordingly, the Fund has added the following disclosure to its principal investment strategy:

“Some of the clean energy companies in which the Fund invests, including companies that the Investment Adviser believes are involved in the transition to a more sustainable energy sector, may have operations that involve traditional energy facilities (including oil, gas or other hydrocarbons).”

The Fund further notes that the principal investment strategy provides that the Fund may invest up to 20% of its net assets in securities of issuers that are not clean energy companies.

June 19, 2020 Page 3

5.

Comment: The Fund’s principal investment strategy states that the “Fund may invest without restriction as to issuer capitalization (including small- and mid-capitalization companies).” Please confirm whether the Fund may also invest in large capitalization companies. Please also consider defining the capitalization range for small-capitalization companies and mid-capitalization companies.

Response: The Fund confirms that it may invest in large capitalization companies. The Fund respectfully declines to revise this disclosure as it believes shareholders may benefit from the specific reference to small- and mid- capitalization companies in this context. The Fund further notes that the existing disclosure unambiguously states that the Fund may invest without restriction as to issuer capitalization.

6.

Comment: The Fund’s principal investment strategy states that the Fund may invest up to 25% of its net assets in MLPs. If the Fund will invest in equity MLPs, please confirm whether this includes general partnership interests in MLPs. Please also include MLP tax risk disclosure stating that if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates. Such risk disclosure should also state that shareholders may receive a corrected IRS Form 1099.

Response: The Fund confirms that it does not currently intend to invest directly in general partnership interests in MLPs. In addition, the Fund respectfully notes that the second paragraph of “Master Limited Partnership Risk” included in the “Risks of the Fund” section of the Prospectus contains the following disclosure, which the Fund believes adequately addresses the Staff’s comment. However, in an effort to provide additional clarity for shareholders, the Fund has added the underlined language below to the aforementioned risk disclosure.

“To the extent a distribution received by the Fund from an MLP is treated as a return of capital, the Fund’s adjusted tax basis in the interests of the MLP may be reduced, which will result in an increase in an amount of income or gain (or de-crease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such interests or upon subsequent distributions in respect of such interests. Furthermore, any return of capital distribution received from the MLP may require the Fund to restate the character of its distributions and amend any shareholder tax reporting previously issued. Moreover, a change in current tax law, or a change in the underlying business mix of a given MLP, could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which could result in a reduction of the value of the Fund’s investment in the MLP and lower income to the Fund.

June 19, 2020 Page 4

Distributions from an MLP in excess of the Fund’s basis in the MLP will generally be treated as capital gain. However, a portion of the gain may instead be treated as ordinary income to the extent attributable to certain assets held by the MLP the sale of which would produce ordinary income.”

7.

Comment: From the Fund’s Principal Strategy and Principal Risks, it appears that the Fund will invest in MLPs and privately-held companies. Given the liquidity profile of these investments, please explain supplementally how the Fund determines that its investment strategy is appropriate for an open-end fund structure. Your response should include general market data on the types of investments in which the Fund may invest and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Act Release No. 32315 (Oct. 13, 2016) at pages 154 and 155.

Response: As a general matter, the Fund understands that Section 22(e) under the 1940 Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and therefore that the Fund must maintain sufficient liquidity to meet redemption requests. The Investment Adviser and the Fund have considered the general liquidity of the asset classes in which the Fund will principally invest and believe the Fund’s investment strategy is appropriate for an open-end fund structure.

The Investment Adviser has extensive experience investing and trading in the referenced asset classes, and there are other factors that mitigate the Fund’s liquidity risk. For example, the Fund has adopted a Liquidity Risk Management Program (the “Program”) that, among other things, requires the Investment Adviser to assess and review at least annually the Fund’s liquidity risk. In assessing liquidity risk, the Investment Adviser considers, among other things, the Fund’s ability to meet potential cash outflows related to investor redemptions as well as the liquidity of the Fund’s portfolio holdings, in each case during both normal and reasonably foreseeable stressed conditions. In addition, although the Investment Adviser expects the Fund to typically meet redemption requests by using holdings of cash or cash equivalents and/or proceeds from the sale of portfolio holdings, the Fund also reserves the right to distribute redemption proceeds in-kind (instead of cash), access a line of credit or overdraft facility, or borrow through other sources to meet redemption requests.

The Fund has not yet begun investment operations and does not currently have any portfolio holdings. The Fund expects, however, to classify its portfolio holdings into one of four liquidity categories in accordance with its Program when the Fund begins investment operations. In doing so, the Fund will consider a wide variety of relevant

June 19, 2020 Page 5

market, trading and investment-specific factors in classifying its portfolio holdings, including estimated trading volume information and estimated settlement periods. The Fund will also consider the amounts of the holdings the Fund reasonably anticipates selling and whether selling at those amounts is reasonably expected to significantly change the market value of such holdings. Based on this and other information, when the Fund begins investment operations, the Fund expects that few, if any, of its anticipated initial holdings would be classified as illiquid under current market conditions. In addition, the Fund’s process for classifying the liquidity of its portfolio holdings also addresses certain significant market or issuer-specific events that may indicate a change in an investment’s liquidity and call for the re-classification of such investment, when determined appropriate under the Program.

8.	Comment: Please explain why the Fund believes it is appropriate to use a blended index.

Response: The clean energy group of industries is a relatively new and developing group of industries. As a result, in the Investment Adviser’s view, no single index has emerged that fully captures this group of industries or is representative of the universe of clean energy companies in which the Fund will principally invest. The Investment Adviser believes that, in the aggregate, the Fund’s blended benchmark better reflects the universe of companies that operate within the clean energy group of industries. The Fund notes that one factor in its 80% investment policy refers to the universe of companies included within one of its benchmark indices. Accordingly, it is expected that many of the Fund’s investments will be in companies included in one or more of the three indices that comprise its blended benchmark.

The Fund further notes that since filing its initial registration statement, the Fund has revised the relative weightings of the three indices comprising the blended benchmark and has replaced the CIBC Atlas Clean Energy Index with the Eagle Global Renewables Infrastructure Index, because the Investment Adviser believes the Eagle Global Renewables Infrastructure Index, together with the Eagle North America Renewables Infrastructure Index and Indxx Yieldco and Renewable Energy Income Index, better represents the complete investment universe in which the Fund may invest and that the ratio of each index’s portion of the blended benchmark better approximates the expected composition of the Fund’s portfolio.

9.	Comment: Please consider whether any additional risk disclosure is necessary with respect to the COVID-19 pandemic.

June 19, 2020 Page 6

Response: The Fund has revised the “Market Risk” disclosure in the “Summary—Principal Risks of the Fund” section of the prospectus to include the following in light of the COVID-19 pandemic:

Market Risk. The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets. Events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.

In addition, the Fund has revised its “Market Risk” disclosure in the “Risks of the Funds” section of the prospectus to include the following:

Market Risk— The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sectors or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sectors or countries.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. Furthermore, local, regional and global events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also adversely impact issuers, markets and economies, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.

10.	Comment: Please re-order the principal risks of the Fund in order of importance rather than alphabetically.

Response: The Fund respectfully declines to make the requested change. The Trust is

June 19, 2020 Page 7

not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Fund believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

However, in an effort to clarify the presentation of the Fund’s principal risks, the Fund has included the following disclosure at the beginning of the “Summary—Principal Risks of the Fund” section of its prospectus:

“The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.”

11.

Comment: Please ensure that for each strategy discussed in the Fund’s principal investment strategy there is corresponding risk disclosure included in the Fund’s principal risks. For example, the Fund’s “Summary—Principal Strategy” section discusses preferred stocks, depositary receipts, and fixed-income securities, but there is no corresponding discussion in the Fund’s “Summary—Principal Risks of the Fund” section. Please also ensure that any risk disclosure included in the Fund’s principal risks corresponds to a strategy discussed in the Fund’s principal investment strategy. In addition, with respect to “Foreign and Emerging Countries Risk,” please disclose how the Fund determines what constitutes an emerging country.

Response: The Fund has reviewed its principal investment strategy and principal risk disclosure and has concluded that the principal risk disclosure adequately addresses the risks associated with the instruments, strategies and practices described in the Fund’s principal investment strategy. With respect to the risk of investing in emerging countries, the Fund notes that the “Risks of Emerging Countries” disclosure in Appendix A to the prospectus describes in general terms the geographical regions in which emerging markets are located. Further, in contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities, the Fund does not believe it is additive to describe with specificity the Fund’s criteria for determining what constitutes an emerging country. As such, the Fund respectfully declines to add the requested disclosure.

12.

Comment: The Fund’s principal investment strategy states that investments in derivatives, exchange-traded funds, real estate investment trusts and other instruments count toward the Fund’s 80% policy. Please specify what is meant by “other instruments.” In addition, please include appropriate disclosure explaining how derivatives investments will be valued for the purposes of calculation of the 80% investment policy.

June 19, 2020 Page 8

Response: “Other instruments” is intended to inform shareholders that the Fund may invest in instruments with economic exposures similar to the types of securities included in the Fund’s 80% investment policy. The types of securities and instruments in which the Fund intends to invest as part of its principal investment strategy (and which are included in the Fund’s 80% investment policy) are disclosed in the principal investment strategy section.

The Fund will value a derivative instrument based upon its market value for purposes of its 80% investment policy.

13.

Comment: The “Identify Specific Companies for Investment” section of the Item 9 “Principal Investment Strategies” discussion states that the portfolio management team “[s]pends considerable time engaging in dialogue with management teams to gain a better understanding of companies’ strategic direction, counterparty quality, attitude towards capital stewardship, and other aspects such as propensity for acquisitions, etc.” Please explain what is meant by “counterparty quality.”

Response: The Fund has revised this disclosure to refer to “customer quality” rather than “counterparty quality.”

14.

Comment: Please confirm whether shorting is a principal investment strategy for the Fund and if so, please confirm that certain expenses associated with this strategy, for example dividends paid on stocks sold short, are included in the “Other Expenses” line item in the “Annual Fund Operating Expenses” table. If such expenses are not included in the “Other Expenses” line item, please include a separate line item for these expenses. Please also add appropriate risk disclosure regarding the Fund’s use of short sales.

Response: Short-selling is not expected to be a principal investment strategy for the Fund. The Fund confirms that estimated expenses borne by the Fund in connection with short selling are reflected in the “Other Expenses” line item in the “Annual Fund Operating Expenses” table. The Investment Adviser hereby confirms that the Fund is not expected to incur significant fees and expenses as a result of the Fund’s short selling activities and that no separate presentation of short selling-related expenses is necessary in the Fund’s “Annual Fund Operating Expenses” table.

June 19, 2020 Page 9

15.

Comment: With respect to the “Activities of Goldman Sachs and its Affiliates and Other Accounts Managed by Goldman Sachs” section, we note that certain of the Trust’s other prospectuses include disclosure that the Trust has engaged an affiliated securities lending agent. Please consider whether such disclosure should be included in the Fund’s prospectus as well.

Response: The Fund hereby confirms that it does not currently intend to engage an affiliate of Goldman Sachs as its securities lending agent.

16.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across all prospectuses for the Fund.

Response: The Fund has incorporated this comment.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.
Brenden P. Carroll, Dechert LLP
Katherine Shorey, Dechert LLP

June 19, 2020 Page 10

Exhibit 1

Fees and Expenses of the Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	1.03%	1.28%	0.90%	1.03%	1.03%	0.89%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	1.03%	1.03%	0.90%	1.03%	1.03%	0.89%

Total Annual Fund Operating Expenses	2.08%	2.83%	1.70%	1.83%	2.33%	1.69%
Expense Limitation[3]	(0.81)%	(0.81)%	(0.81)%	(0.81)%	(0.81)%	(0.81)%

Total Annual Fund Operating Expenses After Expense Limitation	1.27%	2.02%	0.89%	1.02%	1.52%	0.88%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.054% of the Fund’s average daily net assets through at least June 26, 2021, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Fees and Expenses of the Fund (Class P Shares)

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Other Expenses[1]	0.89%

Total Annual Fund Operating Expenses	1.69%
Expense Limitation[2]	(0.81)%

Total Annual Fund Operating Expenses After Expense Limitation	0.88%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year
[2]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.054% of the Fund’s average daily net assets through at least June 26, 2021, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

June 19, 2020 Page 11

Expense Example (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years
Class A Shares	$672	$1,092

Class C Shares
- Assuming complete redemption at end of period	$305	$801
- Assuming no redemption	$205	$801

Institutional Shares	$91	$457

Investor Shares	$104	$497

Class R Shares	$155	$650

Class R6 Shares	$90	$453

Expense Example (Class P Shares)

	1 Year	3 Years
Class P Shares	$90	$453